Exhibit 99.2

Hydro-Québec

Financial Results

KEY FIGURES

First Quarter of 2025 NET INCOME INVESTMENTS $2,056M $1,407M ELECTRICITY SALES IN QUÉBEC ELECTRICITY SALES OUTSIDE QUÉBEC 58.3 TWh 4.9 TWh $4,832M $798M

Management’s Discussion and Analysis

Quarterly results at a glance	In a context marked by favourable weather conditions across all markets, Hydro-Québec recorded net income of $2,056 million in the first quarter of 2025. This is an increase of $480 million compared to the $1,576 million recorded for the same period in 2024.

This net increase is mainly due to a $861-million rise in electricity sales. In Québec, colder temperatures in winter 2024-2025 compared to the previous year greatly contributed to the $509-million increase in related revenue mainly from additional sales of 4.1 TWh. On markets outside Québec, weather conditions experienced during the quarter led to a general rise in energy prices. Hydro-Québec took advantage of this situation by skillfully deploying its marketing strategy, which enabled it to maximize the contribution of its exports. As a result, sales outside Québec rose by $352 million compared to the first quarter of 2024. However, these favourable factors were partially offset by a $283-million increase in electricity purchases, mainly due to an increase in short-term purchases on the markets. It should also be noted that the low runoff conditions observed in 2023 and 2024 prompted the company to continue exercising sound management of its energy reserves.

Consolidated results	Revenue totalled $5,775 million, an increase of $902 million compared to the $4,873 million recorded in the first quarter of 2024.

In Québec, sales were $509 million higher than in the same period of the previous year when they had reached $4,323 million. Weather in winter 2024-2025 was colder than in the previous year, which translated into sales growth of 4.1 TWh or $370 million. As heating accounts for the vast majority of electricity consumption during the winter months, any drop in temperatures during this period has a favourable impact on the volume of electricity sales and related revenue. This impact was mostly felt during the months of January and February when temperatures were, on average, 3°C and 5°C lower, respectively, than those of 2024. The indexation of rates on April 1, 2024, also resulted in additional revenue of $157 million.

Revenue from electricity sales on external markets was $798 million, $352 million more than the $446 million posted for the same period in 2024. This increase is mainly due to favourable market conditions during the quarter. In fact, temperatures in the northeastern United States followed the same trend as in Québec and were colder than last year. This led to an increased demand for energy, which resulted in a sharp rise in market prices, particularly in New England— Hydro-Québec’s main export market. Because of its marketing strategy, the company was able to seize interesting business opportunities during this period resulting in a significant increase in revenue from sales outside Québec, with a volume comparable to that of the same period the previous year. The volume reached 4.9 TWh, which nonetheless remains well below the first-quarter average for the ten years preceding the current period of low runoff. For the past two years, lower-than-normal water inflows have prompted Hydro-Québec to manage its large reservoirs prudently and dynamically.

Total expenditure amounted to $3,071 million in the first quarter of 2025, $382 million more than the $2,689 million recorded in the same period the previous year, essentially due to a $283-million increase in electricity purchases. On the one hand, short-term supplies purchased on the markets to meet Québec’s ad hoc requirements during winter 2024–2025 increased by $113 million. Given the milder temperatures of the previous winter, these purchases had been much more limited in the previous year. On the other hand, higher prices on energy markets also resulted in a $93-million increase in purchases made for electricity export purposes.

Financial expenses totalled $648 million, $40 million more than the $608 million recorded in the previous year. This increase is mainly due to the impact of the new debt issues on the interest expense.

Investments	Investments in the first three months of 2025 totalled $1,407 million, compared to $1,113 million in the same period in 2024. These investments are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives. This growth of more than 25% in investments reflects the company’s determination to invest steadily not only in its generating, transmission and distribution facilities in order to offer reliable, high-quality service, but also in support for customers to help them make better use of energy, all while supporting Québec’s economy. This commitment is in line with several of the Action Plan 2035 priorities. These amounts are in addition to direct investments made by Hydro-Québec’s external partners, particularly in wind power development, as well as to energy efficiency investments made by customers as part of the major energy ecosystem in which the company operates.

Investments in property, plant and equipment and intangible assets amounted to $1,230 million in the first quarter of 2025, compared to $1,065 million one year earlier.

Investments in asset sustainment amounted to $765 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Work is underway at Rapide-Blanc and Carillon generating stations in the Mauricie and Laurentides regions, respectively, and at the Bersimis-2 development in the Côte-Nord region. Regarding power transmission, the company continued the installation of two new converter units at Châteauguay substation in the Montérégie region, as well as modernizing equipment and systems, including the replacement of grid control systems, special protection systems and substation protections and controls, and pursued activities related to the architecture development plan for the 315-kV system on the island of Montréal. At the same time, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totalled $465 million. In particular, Hydro-Québec allocated significant funds to various projects to handle the growing customer base in Québec and increase output capacity. As an example, work is underway at Outardes-2 and René-Lévesque (formerly Manic-3) generating stations, in the Côte-Nord region, to increase their capacity. The construction of the Hertel–New York interconnection line, which will connect with the Champlain Hudson Power Express line to supply New York City with electricity, also continues, as does the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between Québec and New England.

Financing	During the first quarter of 2025, Hydro-Québec carried out three fixed-rate issues on the Canadian capital market: an issue of medium-term notes maturing in 2032 for an amount of $0.8 billion, at a cost of 3.57%, and two bond issues maturing in 2065 for an amount of $0.9 billion, at an average cost of 4.34%.

The funds collected, a total of $1.7 billion, are being used to finance part of the investment program, among other things.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Notes	2025	2024

Revenue	4	5,775	4,873

Expenditure

Operations		1,074	1,011

Other components of employee future benefit cost	8	(229)	(193)

Electricity purchases		1,093	810

Depreciation and amortization		757	724

Taxes		376	337

		3,071	2,689

Income before financial expenses		2,704	2,184

Financial expenses	5	648	608

Net income		2,056	1,576

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Notes	2025	2024

Net income		2,056	1,576

Other comprehensive income	9

Net change in items designated as cash flow hedges	6	29	(3)

Net change in translation differences		(1)	52

Net change in items designated as net investment hedges	6	(2)	(45)

Other		17	(18)

		43	(14)

Comprehensive income		2,099	1,562

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2025	As at December 31, 2024

ASSETS
Current assets

Cash and cash equivalents		5,477	3,846

Short-term investments		1,311	76

Accounts receivable and other assets		4,931	3,953

		11,719	7,875

Property, plant and equipment and intangible assets		80,581	80,055

Regulatory assets		1,372	1,277

Employee future benefit assets		7,101	6,888

Other assets		3,780	3,614

		104,553	99,709

LIABILITIES
Current liabilities

Borrowings		3,511	1

Accounts payable and other liabilities		3,986	4,423

Dividend payable		–	1,997

Current portion of long-term debt	6	464	121

		7,961	6,542

Long-term debt	6	61,533	60,238

Employee future benefit liabilities		1,234	1,230

Other liabilities		3,019	2,992

		73,747	71,002

EQUITY
Share capital		4,374	4,374

Retained earnings		25,632	23,576

Accumulated other comprehensive income	9	800	757

		30,806	28,707

		104,553	99,709

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Three months ended March 31
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2024		4,374	23,576	757	28,707

Net income			2,056		2,056

Other comprehensive income	9			43	43

Balance as at March 31, 2025		4,374	25,632	800	30,806

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			1,576		1,576

Other comprehensive income	9			(14)	(14)

Balance as at March 31, 2024		4,374	24,486	229	29,089

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)	Three months ended March 31
	Note	2025	2024

Operating activities

Net income		2,056	1,576

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		757	724

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(146)	(105)

Other		26	93

Regulatory assets and liabilities		(158)	(39)

Change in non-cash working capital items	7	(1,494)	(1,208)

		1,041	1,041

Investing activities

Additions to property, plant and equipment and intangible assets		(1,230)	(1,065)

Acquisition of short-term investments		(1,564)	(1,195)

Acquisition of sinking fund securities		(101)	–

Disposal of short-term investments		335	912

Other		(3)	(10)

		(2,563)	(1,358)

Financing activities

Issuance of long-term debt		1,736	1,447

Repayment of long-term debt		(117)	(49)

Cash receipts arising from credit risk management		657	831

Cash payments arising from credit risk management		(634)	(555)

Net change in borrowings		3,493	3,962

Dividend paid		(1,997)	(2,466)

Other		19	2

		3,157	3,172

Foreign currency effect on cash and cash equivalents		(4)	16

Net change in cash and cash equivalents		1,631	2,871

Cash and cash equivalents, beginning of period		3,846	2,111

Cash and cash equivalents, end of period		5,477	4,982

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2025 and 2024

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2024.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2024.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until June 6, 2025, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Change in Accounting Policy

Segmented information

On January 1, 2024, Hydro-Québec adopted, using a retrospective approach, Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, issued by the Financial Accounting Standards Board for annual periods beginning on or after that date, and for interim periods beginning on or after January 1, 2025.

This ASU requires the disclosure of additional segmented information, including the title and position of the individual or the name of the group identified as the chief operating decision maker as well as the significant expenses regularly provided for the purposes of evaluating the performance of the operating segment or segments of the entity. The required quarterly information is disclosed in Note 11, Information on the Operating Segment.

Note 3	Regulation

Distribution activities

As of April 1, 2025, electricity rates for residential customers subject to domestic rates increased by 3%, as established by the government of Québec under Order in Council 464-2025 dated March 26, 2025. The Régie de l’énergie of Québec (the “Régie”) authorized rate increases of 3.6% for commercial customers and

1.7% for customers subject to Rate L, in accordance with decisions D-2025-022 dated February 22, 2025, and D-2025-033 dated March 6, 2025. In decisions D-2025-044 and D-2025-045 dated March 31, 2025, the Régie stated that decisions D-2025-022 and D-2025-033 were provisional rulings.

Note 4	Revenue

	Three months ended March 31
	2025		2024
Revenue from ordinary activities
Electricity sales
In Québec	4,832		4,323
Outside Québec	798		446
	5,630		4,769
Other revenue from ordinary activities	74		72
	5,704	[a]	4,841	[a]
Revenue from other activities	71		32
	5,775		4,873

a)	Including gains and losses on derivative instruments whose amounts are presented in Note 6, Financial Instruments.

Note 5	Financial Expenses

Three months ended March 31

	2025	2024 [a]
Net interest on long-term debt[b]	670	632
Capitalized financial expenses	(58)	(49)
Net investment income[c]	(39)	(39)
Other[d]	75	64
	648	608

a)	Prior-period data have been reclassified to conform to the presentation adopted in the current period.
b)

Including investment income of $10 million ($5 million in 2024) from securities held in the sinking funds allocated to repaying the long-term debt. The voluntary sinking fund strategy aims to issue additional bonds and to invest the funds raised in securities issued by certain provincial governments in Canada, so as to ensure the availability of funds when these debts mature in 2035.

c)

Including interest of $16 million ($54 million in 2024) on short-term borrowings and cash received as collateral. Hydro-Québec has access to a commercial paper program whose limit is US$5 billion or equivalent in C$. As part of its liquidity risk management, Hydro-Québec maintains an annual average outstanding amount of commercial paper ranging from US$2 billion to US$4 billion and can invest the funds raised in short-term investments and cash equivalents.

d)	Including guarantee fees of $70 million ($65 million in 2024) paid to the Québec government related to debt securities, which are charged at a rate of 0.5%.

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge: cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and diesel prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage the main types of market risk:

	As at March 31, 2025	As at December 31, 2024
Currency risk
Sale (US$ million)	2,517	2,733
Purchase (US$ million)	5,365	2,964

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,600	2,000

Price risk
Electricity – Sale (TWh)	3.8	5.5
Electricity – Purchase (TWh)	1.0	0.4
Aluminum (tonnes)	282,500	300,000
Diesel (millions of litres)	15.2	15.2

Note 6	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking funds, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to measures put in place such as security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at March 31, 2025, Accounts receivable and other assets included an amount of $2,738 million ($2,231 million as at December 31, 2024) from contracts concluded with customers, including $1,400 million ($1,592 million as at December 31, 2024) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $410 million ($386 million as at December 31, 2024).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at March 31, 2025

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	616	–	33	649
Interest rate contracts	154	44	–	–	198
Price contracts	–	46	–	36	82
Gross amounts recognized	154	706	–	69	929
Less
Impact of gross amounts offset[a]					128
Impact of cash received as collateral[b]					723
Net assets					78	[c]

Liabilities
Currency contracts	–	17	125	8	150
Interest rate contracts	–	77	–	–	77
Price contracts	–	6	–	49	55
Gross amounts recognized	–	100	125	57	282
Less
Impact of gross amounts offset[a]					128
Impact of cash paid as collateral[b]					64
Net liabilities					90	[d]

Note 6	Financial Instruments (continued)

			As at December 31, 2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	601	–	36	637
Interest rate contracts	129	18	–	–	147
Price contracts	–	41	–	33	74
Gross amounts recognized	129	660	–	69	858
Less
Impact of gross amounts offset[a]					92
Impact of cash received as collateral[b]					719
Net assets					47	[c]

Liabilities
Currency contracts	–	41	124	4	169
Interest rate contracts	–	1	–	–	1
Price contracts	–	16	–	45	61
Gross amounts recognized	–	58	124	49	231
Less
Impact of gross amounts offset[a]					92
Impact of cash paid as collateral[b]					74
Net liabilities					65	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at March 31, 2025, $49 million was recorded in Accounts receivable and other assets ($39 million as at December 31, 2024) and $29 million in Other assets ($8 million as at December 31, 2024).
d)

As at March 31, 2025, $60 million was recorded in Accounts payable and other liabilities ($62 million as at December 31, 2024) and $30 million in Other liabilities ($3 million as at December 31, 2024).

Moreover, although certain derivative instruments cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Hydro-Québec may also transfer Treasury bills to a clearing agent as financial collateral. As at March 31, 2025, an amount of $11 million receivable in consideration of net payments ($30 million as at December 31, 2024) and an amount of

$51 million receivable in consideration of the transfer of Treasury bills ($76 million as at December 31, 2024) were included in Accounts receivable and other assets, whereas an amount of $7 million payable in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2024). When the Treasury bills mature, the clearing agent remits the proceeds, including interest, to Hydro-Québec.

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at March 31, 2025				As at December 31, 2024

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	32	888	9	929	21	820	17	858
Liabilities	53	229	–	282	61	170	–	231
				647				627

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy, aluminum or diesel prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 6	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended March 31

	2025	2024
Gains (losses) on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	22	(50)
Derivatives not designated as hedges
Currency contracts[b]	9	39
Price contracts[b]	(9)	11
	22[c]	–[c]
(Losses) gains on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	(10)	101
Interest rate contracts[a]	–	–
Price contracts[e]	(38)	219
	(48)[c]	320[c]
(Losses) gains on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	19	65
Interest rate contracts	(11)	173
Price contracts	(27)	79
	(19)	317
Net investment hedges
Currency contracts	(2)	(45)
	(21)	272

a)	These amounts were recognized in Financial expenses.
b)

These derivative instruments are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2025, $(9) million was recognized in Revenue ($12 million in 2024), $(1) million in Electricity purchases [$(1) million in 2024], and $10 million in Financial expenses ($39 million in 2024).

c)

In 2025, the items Revenue, Electricity purchases, and Financial expenses totalled, respectively, $5,775 million, $1,093 million and $648 million ($4,873 million, $810 million and $608 million in 2024).

d)	In 2025, $(9) million was recognized in Revenue [$(15) million in 2024], and $(1) million in Financial expenses ($116 million in 2024).
e)	In 2025, $(38) million was recognized in Revenue ($215 million in 2024), and no amount was recognized in Electricity purchases ($4 million in 2024).

For the three-month periods ended March 31, 2025 and 2024, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at March 31, 2025, Hydro-Québec estimated that the total gains and losses on derivative instruments in Accumulated other comprehensive income that would be reclassified to results in the next 12 months amounted to a net gain of $14 million ($146 million as at March 31, 2024).

As at March 31, 2025, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was five years (six years as at March 31, 2024).

Note 6	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at March 31, 2025			As at December 31, 2024

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking funds[a]	1,305		1,323	1,202		1,201

Liabilities
Long-term debt[b]	61,997	[c]	62,719	60,359	[c]	61,483

a)	The sinking funds allocated to repaying the long-term debt consist of securities issued by certain provincial governments in Canada.
b)	Includes the current portion.
c)

Includes an amount of $1,485 million as at March 31, 2025 ($1,486 million as at December 31, 2024), for debts subject to a fair value hedge, which resulted in an adjustment of $146 million ($125 million as at December 31, 2024) with respect to existing hedging relationships and of $(49) million [$(51) million as at December 31, 2024] for hedging relationships terminated by Hydro-Québec.

Note 7	Supplementary Cash Flow Information

Three months ended March 31

	2025	2024
Change in non-cash working capital items
Accounts receivable and other assets	(1,046)	(833)
Accounts payable and other liabilities	(448)	(375)
	(1,494)	(1,208)
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	31	24
Increase in operating lease assets and liabilities	10	1
	41	25
Interest paid	1,086	1,032

Note 8	Employee Future Benefits

	Three months ended March 31

	Pension Plan		Other plans		Total

	2025	2024	2025	2024	2025	2024
Current service cost	93	98	13	12	106	110
Other components of employee future benefit cost
Interest on obligations	278	290	15	16	293	306
Expected return on plan assets	(522)	(499)	–	–	(522)	(499)
	(244)	(209)	15	16	(229)	(193)
Net (credit) cost recognized	(151)	(111)	28	28	(123)	(83)

Note 9	Accumulated Other Comprehensive Income

					Three months ended March 31, 2025

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2024	471	184	(137)	210	29	757
Other comprehensive income before reclassifications	(19)	(1)	(2)	1	16	(5)
Less
Losses reclassified outside of Accumulated other comprehensive income	(48)	–	–	–	–	(48)
Other comprehensive income	29	(1)	(2)	1	16	43
Balance as at March 31, 2025	500	183	(139)	211	45	800

					Three months ended March 31, 2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2023	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	317	52	(45)	–	(18)	306
Less
Gains reclassified outside of Accumulated other comprehensive income	320	–	–	–	–	320
Other comprehensive income	(3)	52	(45)	–	(18)	(14)
Balance as at March 31, 2024	653	51	(19)	(485)	29	229

Note 10	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

Investments

On February 24, 2025, Innergex énergie renouvelable inc. (“Innergex”) and the Caisse de dépôt et placement du Québec (“CDPQ”) entered into an agreement for CDPQ to acquire all issued and outstanding common shares of Innergex at a price of $13.75 per share, including Hydro-Québec’s 19.9% stake. The transaction is set to close by December 31, 2025, subject to regulatory approvals and other usual closing conditions.

Management believes that the disposal of this investment should result in a gain. The amount of the gain will depend on the change in the investment’s carrying value, which is accounted for using the equity method up to the transaction’s closing. As at March 31, 2025, the carrying amount was $352 million. In 2023, Hydro-Québec proceeded to a comparison of the carrying value of the investment with its fair value as at December 31 and recognized an adjustment of $284 million in its share of the results.

Note 11	Information on the Operating Segment

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach. Its results and total assets are analyzed on a consolidated basis by the chief operating decision maker. Significant expenses that are submitted to the chief operating decision maker for this purpose on a regular basis over the course of the period are disclosed in the following table. Investments are also submitted.

		Three months ended March 31
	Notes	2025	2024

Revenue	4	5,775	4,873

Expenditure

Current operations[a]		966	904

Electricity purchases		1,093	810

Depreciation and amortization		757	724

Other[b]		255	251

Financial expenses	5	648	608

Net income		2,056	1,576

Investments[c]		1,407	1,113

Equity method investments on March 31		1,736	1,689

a)	Current operational expenditure is mainly composed of payroll, the cost of external services, acquisition costs of tangible and intangible property, and operating lease expenses.
b)	The other expenditure is mainly composed of taxes, other components of employee future benefit cost and current service cost of the Pension Plan.
c)

Investments are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Results	2025	2024	Change (%)
Revenue	5,775	4,873	18.5	h
Expenditure	3,071	2,689	14.2	h
Financial expenses	648	608	6.6	h
Net income	2,056	1,576	30.5	h

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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